Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAESARSTONE SDOT-YAM LTD.

December 3, 2014,
5 p.m. (Israel time)

Please sign, date and mail
your proxy card in the
envelope provided as soon as possible.

ˆ Please detach along perforated line and mail in the envelope provided. ˆ

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" EACH PROPOSAL  LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

1.	To elect and re-elect the following individuals to serve as directors of the Company until the next annual general meeting of shareholders of the Company:		FOR	AGAINST	ABSTAIN
	(i)	Mr. Maxim Ohana	☐	☐	☐
	(ii)	Mr. Yonatan Melamed	☐	☐	☐
	(iii)	Mr. Moshe Ronen	☐	☐	☐
	(iv)	Mr. Avner Naveh	☐	☐	☐
	(v)	Mr. Shachar Degani	☐	☐	☐
	(vi)	Mr. Ram Belnikov	☐	☐	☐
	(vii)	Mr. Ofer Tsimchi	☐	☐	☐
	(viii)	Mr. Amichai Beer	☐	☐	☐
	(ix)	Mr. Or Gilboa	☐	☐	☐

2.	To re-elect the following individuals to serve as external directors of the Company for an additional three-year term commencing March 21, 2015:
			FOR	AGAINST	ABSTAIN
	(i)	Mr. Ofer Borovsky	☐	☐	☐
			YES	NO

Are you a controlling shareholder in the Company or have a personal interest in the approval of the resolution, excluding personal interest that did not result from the shareholder’s relationship with the controlling shareholder? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 2).
			☐	☐
			FOR	AGAINST	ABSTAIN
	(ii)	Ms. Irit Ben-Dov	☐	☐	☐
			YES	NO

Are you a controlling shareholder in the Company or have a personal interest in the approval of the resolution, excluding personal interest that did not result from the shareholder’s relationship with the controlling shareholder? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 2).
			☐	☐

3.	To approve the compensation terms of the directors who are appointed to the Company's Board of Directors (other than the Chairman) as follows:
			FOR	AGAINST	ABSTAIN
	(i)	Each of the directors who are not affiliated with the controlling shareholder of the Company.	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	(ii)	Each of the directors who are affiliated with the controlling shareholder of the Company.	☐	☐	☐
			YES	NO
	Do you have a personal interest in the approval of the resolution? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 3(ii)).		☐	☐
			FOR	AGAINST	ABSTAIN
4.	To approve the compensation terms of the Chairman of the Company's Board of Directors.		☐	☐	☐
			YES	NO
	Do you have a personal interest in the approval of the resolution? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 4).		☐	☐
			FOR	AGAINST	ABSTAIN
5.	To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2014, and its service until the annual general meeting of shareholders to be held in 2015 and to authorize the Company’s Board of Directors, upon recommendation of the Audit Committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services.		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.   Please note that changes to the registered name(s) on the account may not be submitted via this method
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

CAESARSTONE SDOT-YAM LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 3, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Caesarstone Sdot-Yam Ltd. (the “Company”), do hereby nominate, constitute and appoint Yosef Shiran, Yair Averbuch and Michal Baumwald Oron, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.04 per share, of the Company, held in my name on its books as of November 3, 2014 at the Annual General Meeting of Shareholders to be held on December 3, 2014 beginning at 5 PM Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, or at any adjournment or postponement thereof. By my signature, I herby revoke any and all proxies previously given.

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will be voted “FOR” Proposals 1, 3(i) and 5 and “FOR” Proposals 2, 3(ii) and 4 if, as applicable, "personal interest" and "control shareholding” are properly indicated on the reverse side by the undersigned shareholder. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.  Any and all proxies given by the undersigned prior to this Proxy are hereby revoked.

(Continued and to be signed on the reverse side)